Item 77M
Mergers

Following shareholder approval on September 26, 2008, the Growth Opportunities Fund was reorganized into the Emerging
Growth Fund (which was renamed the Small-Cap Growth Fund).
The acquisition was accomplished by a tax-free exchange of the net assets of the Growth Opportunities Fund valued at $4,943,685.91 (923,390.099 shares outstanding) for
1,816,363.232 shares of the Emerging Growth Fund (now called the Small-Cap Growth Fund). The net assets of the Emerging Growth Fund (now called the Small-Cap Growth Fund) before the acquisition were $12,328,924.10, and were $17,272,610.01 immediately after the acquisition. A copy of the Plan of Reorganization and Termination for the merger is attached to this form as part of the Exhibit to item 77Q.